
07001263

SECURITI ... ›N



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

mk 8/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Morgan Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul E Taboada 212-495-3210 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/18

OATH OR AFFIRMATION

I, Paul E Taboada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Morgan Securities, Inc, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman / CEO

Title

Notary Public

SPERRY R. YOUNGER
Notary Public, State of New York
No. 01YO6044701
Qualified in New York County
Commission Expires July 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Charles Morgan Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Charles Morgan Securities, Inc. as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Morgan Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 25, 2007

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

CHARLES MORGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 325,426
Investment banking receivable	50,000
Securities owned, at market value	31,682
Property and equipment - net	53,465
Prepaid expenses	21,514
Clearing deposit	25,601
Deferred tax asset	89,600
Security deposit	115,663
Total assets	$ 712,951

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 50,350
Deferred revenue	10,000
Total liabilities	60,350
Stockholder's equity:	
Common stock, - no par value, 200 shares issued and outstanding	500,000
Additional paid-in capital	250,000
Retained earnings (deficit)	(97,399)
Total stockholder's equity	652,601
Total liabilities and stockholder's equity	$ 712,951

See accompanying notes to financial statements.

CHARLES MORGAN SECURITIES, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 97,835
Investment banking fees	635,250
Net security trading loss	(33,199)
Interest income	16,726
Total revenues	716,612
Expenses:	
Compensation and employee benefits	229,413
Commission expense	336,635
Clearing and execution	8,908
Communications and occupancy	139,832
Regulatory fees	23,948
Professional fees	7,250
Consulting expense	19,750
Other operating expenses	102,222
Total expenses	867,958
Loss before income tax benefit	(151,346)
Deferred income tax benefit	(89,600)
Net loss	($ 61,746)

See accompanying notes to financial statements.

CHARLES MORGAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances, January 1, 2006	$ 500,000	$ 250,000	($ 35,653)	$ 714,347
Net loss	-	-	(61,746)	(61,746)
Balances, December 31, 2006	$ 500,000	$ 250,000	($ 97,399)	$ 652,601

See accompanying notes to financial statements.

CHARLES MORGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	($ 61,746)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	7,278
(Increase) decrease in operating assets:	
Investment banking receivable	(50,000)
Securities owned, at market value	(31,682)
Prepaid expenses	(18,502)
Clearing deposit	(25,601)
Deferred tax asset	(89,600)
Security deposit	(583)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	50,350
Deferred revenue	10,000
Total adjustments	(148,340)
Net cash used in operating activities	(210,086)
Cash flows from investing activities:	
Acquisition of property and equipment	(36,821)
Net decrease in cash	(246,907)
Cash, beginning of year	572,333
Cash, end of year	$ 325,426

Supplemental disclosure of non-cash flow activities:	
Securities owned	$ 31,682
Investment banking fees	277,500
Commission expense	155,250
Net security trading loss	33,199
Deferred income taxes	89,600

See accompanying notes to financial statements.

CHARLES MORGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note (1) - Nature of business:

Charles Morgan Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in (a) investment banking services limited to private placements of debt and equity instruments; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring and introductions to industry professionals; and (c) retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) – Summary of significant accounting policies:

(A) Securities transactions:
The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Securities owned consist of publicly traded corporate stocks and are carried at market value with unrealized gains and losses reflected in the Statement of Income (Loss).

(B) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2006, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

CHARLES MORGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2006

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) - Property and equipment:

Property and equipment consists of the following as of December 31, 2006:

Equipment	$ 59,220
Furniture and fixtures	30,657
	89,877
Less: Accumulated depreciation	(36,412)
Net book value	$ 53,465

Depreciation for the year ended December 31, 2006 amounted to $7,278 . Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is seven years.

Note (4) – Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

Note (5) – Related party transactions:

Commissions were paid during the year ended December 31, 2006 in the amount of $76,500 to an entity wholly owned by the Company's stockholder.

CHARLES MORGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2006

Note (6) - Deferred income taxes:

Timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period exist. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company did not include any provision for current year federal, state, or city corporate income taxes, because it has experienced a net operating tax loss in the current period. As of December 31, 2006, the deferred tax asset consists primarily of net operating loss carryforwards which amount to approximately $182,000. These carryforwards will begin to expire at various times commencing in 2025.

Note (7) - Commitments and contingencies:

The Company leases office space under a long term operating lease agreement that expires October 2015. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,	
2007	$ 230,160
2008	230,160
2009	230,160
2010	230,160
2011	230,160
Thereafter	882,280
Total	$ 2,033,080

Rental expense was $115,080 for the year ended December 31, 2006.

Note (8) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $289,397, which exceeded its requirement of $100,000 by $189,397. The Company had a percentage of aggregate indebtedness to net capital of 0.21% as of December 31, 2006.

CHARLES MORGAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

CHARLES MORGAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Computation of Net Capital

Stockholder's equity	$ 652,601
Non-allowable assets:	
Property and equipment – net	53,465
Investment banking receivable	50,000
Securities owned, at market value	31,682
Prepaid expenses	21,514
Deferred tax asset	89,600
Security deposit	115,663
Total non-allowable assets	361,924
Net capital before haircuts on proprietary positions	290,677
Haircut on clearing deposit	1,280
Net capital	289,397
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $60,350	100,000
Excess net capital	$ 189,397
Ratio of aggregate indebtedness to net capital	0.21 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 50,350
Deferred revenue	10,000
Total aggregate indebtedness	$ 60,350

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2006):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 289,397
Audit adjustments affecting non-allowable assets	89,600
Other audit adjustments	(89,600)
Net capital per above	$ 289,397

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors and Stockholder of
Charles Morgan Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Charles Morgan Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for the Company's deficiencies as noted by the NASD during their periodic examination. The Company has corrected their procedures to comply with the NASD's findings.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 25, 2007

END